FORM 20-F

REGISTRATION STATEMENT – TYLER RESOURCES INC.

EXHIBIT INDEX

1.1

Financial Statements for the year ended July 31, 2004 including the following:

i)

Auditors' Report

ii)

Balance Sheets

iii)

Statements of Operations

iv)

Statements of Cash Flow

v)

Statements of Shareholders’ Equity

vi)

Notes to the Financial Statements

Tyler Resources Inc.

Financial Statements

July 31, 2004

Contents

Page

Auditors' Report

Balance Sheets

3

Statements of Operations

4

Statements of Shareholders’ Equity

5

Statements of Cash Flows

6

Notes to the Financial Statements

7-19

Report of Independent Auditor

To the Shareholders of

Tyler Resources Inc.

We have audited the balance sheets of Tyler Resources Inc. as at July 31, 2004 and 2003 and the statements of operations, shareholders’ equity and cash flows for each of the years in the three year period ended July 31, 2004.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2004 and 2003 and the results of its operations and cash flows for each of the years in the three year period ended July 31, 2004 in accordance with generally accepted accounting principles in Canada.

“Grant Thornton LLP”

Calgary, Alberta, Canada                                                         Grant Thornton LLP

October 12, 2004

Chartered Accountants

Tyler Resources Inc.
Balance Sheets
(Expressed in Canadian Dollars)
July 31	2004	2003
ASSETS
Current
Cash and cash equivalents	$2,344,456	$7,977
Accounts receivable	12,711	11,307
Prepaids	6,304	3,826
Marketable securities Note 3	2,410	29,000
	2,365,881	52,110

OTHER ASSETS Note 4	39,741	6,241
CAPITAL ASSETS Note 5	49,736	-
MINERAL PROPERTIES Note 6	5,683,983	4,902,119

	$8,139,341	$4,960,470
LIABILITIES
Current
Accounts payable and accrued liabilities	$29,011	$171,068
Related party payables and accrued liabilities	19,487	80,770
Demand notes payable to related parties Note 7	-	67,065

	48,498	318,903
SHAREHOLDERS’ EQUITY

CAPITAL STOCK Note 8
Authorized:
i) an unlimited number of common voting shares
ii) an unlimited number of preferred shares
Issued:
68,431,439 common shares, (July 31, 2003-38,294,939)	13,051,242	9,050,246
CONTRIBUTED SURPLUS Note 9	593,050	-
DEFICIT	(5,553,449)	(4,408,679)

	8,090,843	4,641,567

	$8,139,341	$4,960,470

On behalf of the Board

“Gregory Smith	Director	“James Devonshire”	Director
Gregory Smith		James Devonshire

See accompanying notes to the financial statements.

Tyler Resources Inc.

Statements of Operations and Deficit

(Expressed in Canadian Dollars)

Years Ended July 31

	2004	2003	2002

REVENUE
Interest and other	$25,460	$5,063	$4,800
Overhead recoveries	9,224	5,539	16,134

	34,684	10,602	20,934

EXPENSES
General and administrative	234,629	99,282	145,630
Professional fees	36,286	13,759	16,179
Reporting to shareholders	13,228	8,990	14,336
Stock exchange, filing and transfer agent fees	30,005	17,934	20,312
Stock-based compensation Note 11	596,000	-	-
Depreciation	8,594	-	-

	918,742	139,965	196,457

LOSS FOR THE YEAR BEFORE THE UNDERNOTED	(884,058)	(129,363)	(175,523)
Mineral property proceeds in excess of mineral
property costs	-	37,000	83,868
Abandonments and write-down of mineral properties	(261,959)	(45,818)	(2,088,744)
Write-down of marketable securities	(563)	-	-
Gain (Loss) on sale of investments	1,810	4,277	(17,713)

LOSS	$(1,144,770)	$(133,904)	$(2,198,112)

Future income tax recovery Note 12	-	-	616,000

NET LOSS	$(1,144,770)	$(133,904)	$(1,582,112)

LOSS PER SHARE
Basic and diluted	$(0.02)	$(0.00)	$(0.05)

WEIGHTED AVERAGE NUMBER OF SHARES
Basic and diluted	51,960,480	37,567,816	34,641,275

See accompanying notes to the financial statements.

Tyler Resources Inc.

Statements of Shareholders’ Equity

(Expressed in Canadian Dollars)

Years Ended July 31

	Common Shares		Deficit
	Number of Shares	Amount
Balance, July 31, 2001	33,732,439	$ 8,650,496	$ (2,692,663)
Capital stock issued for cash:
Exercise of stock options	50,000	5,000	-
Exercise of warrants	2,362,500	283,500	-
Capital stock issued for acquisition of mineral property	75,000	7,500	-
Net Loss	-	-	(1,582,112)
Balance, July 31, 2002	36,219,939	8,946,496	(4,274,775)
Capital stock issued for cash:
Private placement Note 8	2,000,000	100,000	-
Capital stock issued for acqusition of mineral property	75,000	3,750	-
Net Loss	-	-	(133,904)
Balance, July 31, 2003	38,294,939	9,050,246	(4,408.679)
Capital stock issued for cash:
Private placements (net of share issue costs of $332,454) Note 8	15,503,000	3,068,296	-
Exercise of stock options	277,500	30,700	-
Exercise of warrants	1,020,000	102,000	-
Capital stock issued for mineral property acquisition Note 6	13,336,000	800,000	-
Net Loss	-	-	(1,144,770)
Balance, July 31, 2004	68,431,439	$13,051,242	$ (5,553,449)

See accompanying notes to the financial statements.

Tyler Resources Inc.

Statements of Cash Flows

(Expressed in Canadian Dollars)

Years Ended July 31

	2004	2003	2002

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:

OPERATING ACTIVITIES
Interest and other income received	$ 34,684	$ 10,602	$ 20,934
Cash operating expenses	(347,066)	(66,272)	(211,490)
	(312,382)	(55,670)	(190,556)

INVESTING ACTIVITIES
Mineral property expenditures	(1,034,307)	(177,397)	(582,679)
Option receipts net of finders’ fee	42,500	-	-
Arbitration settlement	546,247	-	-
Capital asset expenditures	(58,330)	-	-
	(503,890)	(177,397)	(582,679)

FINANCING ACTIVITIES
Private Placement proceeds net of issue costs	3,068,296	100,000	-
Exercise of warrants and options	129,750	-	288,500
Demand notes payable	(67,065)	67,065	-
Proceeds on disposal of investments	27,837	28,522	112,166
Interest paid on notes payable	(6,067)	-	-
	3,152,751	195,587	400,666
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,336,479	(37,480)	(372,569)

CASH AND CASH EQUIVALENTS:

Beginning of year	7,977	45,457	418,026

End of year	$ 2,344,456	$ 7,977	$ 45,457

SUPPLEMENTAL DISCLOSURE

Interest and taxes

-Cash interest payments of $6,067 were made during the year ended July 31, 2004, ($1,400 - July 31, 2003, $2,900

 July 31, 2002).

-No cash was expended on income taxes during the years ended July 31, 2004, July 31, 2003 or July 31, 2002.

Non-cash transactions

-During the year ended July 31, 2004, the company purchased a mineral property interest for $800,000, issuing

 13,336,000 of its capital stock as consideration. (Note 6)

-During the year ended July 31, 2004, pursuant to an option agreement, the Company received 100,000 shares and

 50,000 warrants in Majescor Resources Inc. valued at $33,500 based on the trading price of the shares on the transaction date. (Note 6)

-During the year ended July 31, 2003, the Company received shares in publicly traded companies in exchange for the sale of geophysical data.  The transactions were valued at $37,000 based on the trading price of the shares on the transaction date.

-During the year ended July 31, 2002, the Company received shares in a publicly traded company as mineral property option payments.  The shares were valued, based on their trading price on the transaction date, at $37,500.

-During each of the years ended July 31, 2003 and July 31, 2002, the Company issued 75,000 shares valued at $3,750 and $7,500 respectively as property option payments.

See accompanying notes to the financial statements.

Tyler Resources Inc.

Notes to the Financial Statements

(Expressed in Canadian Dollars)

July 31, 2004

1.

Nature of operations

Tyler Resources Inc. is engaged in the business of mineral exploration.  Since inception, the efforts of the Company have been devoted to the acquisition and exploration of mineral properties.  To date the Company has not received any revenue from mining operations and is considered to be in the exploration stage.

Mineral properties are recognized in these financial statements in accordance with the accounting policies outlined in Note 2.  Accordingly, their carrying values represent costs incurred to date, net of recoveries, abandonments and write-downs, and do not necessarily reflect present or future values.  The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain necessary financing to complete the development of properties where necessary, and upon future profitable operations; or alternatively, upon the Company’s ability to recover its costs through a disposition of its interests.

2.

Summary of significant accounting policies

a)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, such as resource properties (see Note 1), and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

b)

Cash and cash equivalents

Cash and cash equivalents includes bank and brokerage deposits and term deposits and treasury bills with maturities equal to or less than 90 days.

c)

Mineral properties

Costs relating to the acquisition and exploration of mineral properties are capitalized on an area of interest basis.  These expenditures will be charged against income, through unit of production depletion, when properties are developed to the stage of commercial production.  If an area of interest is abandoned or management determines that there is a permanent and significant decline in value, the related costs are charged to operations.  The Company reviews the carrying values of mineral property interests on a quarterly basis by reference to the project economics, including the timing of the exploration work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property.  When it becomes apparent that the carrying value of the property exceeds its estimated net recoverable amount based on the foregoing criteria, an impairment provision is made for the other than temporary decline in value.

Where the Company’s exploration commitments for an area of interest are performed under option agreements with a third party, the proceeds of any option payments under such agreements are applied to the area of interest to the extent of costs incurred.  The excess, if any, is credited to operations.  Option payments made by the Company are recorded as mineral property costs.  Options are exercisable entirely at the discretion of the optionee and accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

d)

Capital assets

Capital assets are recorded at historical cost.  The declining-balance method is used to calculate depreciation at rates of 10% to 30%.

e)

Flow-through common shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation.  Future income tax liability is increased and capital stock is reduced by the estimated tax benefits transferred to shareholders.

Tyler Resources Inc.

Notes to the Financial Statements

(Expressed in Canadian Dollars)

July 31, 2004

2.

Summary of significant accounting policies (Continued)

f)

Joint interests

Certain of the Company's exploration activities are conducted jointly with others.  These financial statements reflect only the Company's proportionate interest in such activities. Although the Company holds certain interests in mineral properties through joint venture agreements, none of its operations are carried on through joint venture entities.

g)

Marketable Securities

Marketable securities consist of portfolio investments carried at the lessor of cost and market value.  They are classified as a current asset as they are capable of reasonably prompt liquidation.

h)

Investments

Portfolio investments are carried at cost, less a provision for declines in value that are considered to be other than temporary.

i)

Earnings (Loss) per share

Basic earnings (loss) per common share is computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding for the year.  Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares.  For the years presented this calculation proved to be anti-dilutive.  The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.  Under the treasury stock method only “in-the-money” dilutive instruments impact the dilution calculations.

j)

Stock-Based Compensation

Effective August 1, 2002, in accordance with the recommendations of the Canadian Institute of Chartered Accountants, (CICA), the Company prospectively adopted, with no restatement or disclosure pertaining to awards granted prior to August 1, 2002, new rules for the accounting for, and disclosure of, stock-based compensation.

The recommendations of the CICA establish financial accounting and reporting standards for stock-based compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees.  The Company has elected to follow the “fair value” method of accounting for stock-based compensation arrangements, whereby the fair value of the stock options at the date of grant is recorded as compensation cost.  The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option.

k)

Income taxes

Income taxes are recorded using the liability method of tax allocation.  Future income taxes are calculated based on temporary timing differences arising from the difference between the tax basis of an asset or liability and its carrying value using tax rates anticipated to apply in the periods when the timing differences are expected to reverse.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

l)

Foreign currency translation

Monetary assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange and non-monetary assets and liabilities are translated at historical rates.  Revenues and expenses are translated at appropriate transaction date rates.  Gains and losses in translation are included in income.

Tyler Resources Inc.

Notes to the Financial Statements

(Expressed in Canadian Dollars)

July 31, 2004

2.

Summary of significant accounting policies (Continued)

m)

Financial instruments

The fair market value of the cash and cash equivalents, accounts receivable, notes payable, accounts payable and accrued liabilities approximate their carrying values as a result of the short-term nature of the instruments and/or the variable interest rate associated with the instrument.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments.

n)

Reclamation costs

The Company’s activities have primarily been focused on exploration directed toward the discovery of mineral resources.  When it is determined that a future reclamation cost is likely, and the amount can be reasonably estimated, the costs thereof will be accrued.

3.

Marketable securities

	2004			2003
	Number of Shares	Fair Value	Book Value	Number of Shares	Fair Value	Book Value
Northern Abitibi Mining Corp.	60,000	$2,400	$2,400	200,000	$18,000	$10,000
Earth Star Diamonds Ltd.	39	10	10	47,619	11,000	9,000
Cantech Ventures Inc.	-	-	-	208,125	6,000	10,000
		$2,410	$2,410		$35,000	$29,000

The Company owns less than 10% of the total outstanding common shares of each of the above-noted companies.  Northern Abitibi Mining Corp. is related by virtue of certain common officers and directors.

4.

Other Assets

	2004	2003
Long-term investments:
Majescor Resources Inc. (fair value $21,000)	$33,500	$-
Long-term prepaid expense	6,241	6,241
	$39,741	$6,241

During the year ended July 31, 2004 the Company received 100,000 common shares and 50,000 purchase warrants of Majescor Resources Inc. as an option payment on the Carat and Kelsey mineral properties.  The warrants may be exercised at $0.40 per share to March 5, 2007. The Company held all of these shares and warrants at July 31, 2004.

5.

Capital Assets

	July 31, 2004	July 31, 2003

Cost	$58,330	$-
Accumulated amortization	8,594	-
Net book value	$49,736	$-

Tyler Resources Inc.

Notes to the Financial Statements

(Expressed in Canadian Dollars)

July 31, 2004

6.

Mineral properties

		Saskatchewan	Northwest Territories		Mexico	Nunavut	Other
2004 Exploration expenditures:	Total	Weedy Lake	Carat	Kelsey	Bahuerachi	Keni
Balance July 31, 2003	$3,707,687	$1,743,802	$ 723,892	$ (25,645)	$1,048,902	$ 203,593	$ 13,143
Geological consulting	137,254	357	1,813	-	132,331	2,753	-
Drilling	219,652	-	-	-	219,652	-	-
Camp costs	36,637	-	-	-	36,637	-	-
Site preparation	107,350	-	-	-	107,350	-	-
Project field costs	105,439	-	-	-	105,439	-	-
Geophysical	85,577	-	-	-	85,577	-	-
Geochemical	34,036	-	-	-	34,036	-	-
Taxes and property maintenance	36,538	-	-	-	36,538	-	-
Miscellaneous	(1,137)	-	-	-	4,644	-	(5,781)
Legal expenditure-arbitration	28,459	-	28,459	-	-	-	-
Finder’s fee Majescor option	7,500	-	7,500	-	-	-	-
Option payments	(83,500)	-	(80,974)	(2,526)	-	-	-
Arbitration settlement	(546,247)	-	(546,247)	-	-	-	-
Write-offs and abandonments	(206,346)	-	-	-	-	(206,346)	-
Balance July 31, 2004	3,668,899	1,744,159	134,443	(28,171)	1,811,106	-	7,362

Property acquisition costs:
Balance July 31, 2003	1,194,432	637,844	217,941	28,171	248,613	55,520	6,343
Costs incurred	876,264	-	-	-	875,246	92	926
Abandonments and write-offs	(55,612)	-	-	-	-	(55,612)	-
Balance July 31, 2004	2,015,084	637,844	217,941	28,171	1,123,859	-	7,269
Total mineral properties July 31, 2004	$5,683,983	$2,382,003	$352,384	$ -	$2,934,965	$ -	$ 14,631

		Saskatchewan	Northwest Territories		Mexico	Nunavut	Other
2003 Exploration expenditures:	Total	Weedy Lake	Carat	Kelsey	Bahuerachi	Keni
Balance July 31, 2002	$3,449,540	$1,743,702	$ 443,478	$ (27,665)	$1,026,583	$ 227,505	$ 35,937
Geological consulting	57,960	-	28,514	2,020	23,043	4,383	-
Geochemical	12,095	-	-	-	-	12,095	-
Legal expenditure-arbitration	247,949	-	247,949	-	-	-	-
Camp cost recovery	(22,500)	-	-	-	-	(22,500)	-
Field and miscellaneous	3,327	100	3,951	-	(724)	-	-
Write-offs and abandonments	(40,684)	-	-	-	-	(17,890)	(22,794)
Balance July 31, 2003	3,707,687	1,743,802	723,892	(25,645)	1,048,902	203,593	13,143

Property acquisition costs:
Balance July 31, 2002	1,167,779	637,844	217,941	28,171	221,466	51,770	10,587
Costs incurred	31,787	-	-	-	27,147	3,750	890
Write-offs and abandonments	(5,134)	-	-	-	-	-	(5,134)
Balance July 31, 2003	1,194,432	637,844	217,941	28,171	248,613	55,520	6,343
Total mineral properties July 31, 2003	$4,902,119	$2,381,646	$941,833	$ 2,526	$1,297,515	$ 259,113	$ 19,486

Nunavut

During the year ended July 31, 2004, the Company and its joint venture partner, Northern Abitibi Mining Corp., returned the Keni property to the vendors and wrote-off the capitalized costs of approximately $262,000.  Management determined that initial explortion results did not warrant expending further option payments on the property.

Tyler Resources Inc.

Notes to the Financial Statements

(Expressed in Canadian Dollars)

July 31, 2004

6.

Mineral properties (continued)

Mexico

The Company’s principal exploration property in Mexico is Bahuerachi.    During the year ended July 31, 2004, the Company acquired a 40% interest in the Bahuerachi mineral property from CDG Investments Inc. (CDG), a Company related by virtue of certain common officers and directors.  The Company issued 13,336,000 shares at $0.06 per share in payment of the $800,000 purchase price.  The price was negotiated and agreed to by independent committees of the board of directors of both companies and came within the range of values assigned to the property by an independent geological consulting firm.  As the transaction took place between related parties, the transaction was valued at the amount of CDG’s cost basis in the property on the transaction date which also  approximated the fair value of the property.

Subsequent to the acquisition the Company incurred sufficient exploration expenditures, subject to verification by the vendor, to earn a 95% interest in the property.  The Vendor’s 5% interest is convertible into a 10% net profits interest.  The 5% interest or 10% net profits interest, as the case may be, may be purchased by the Company for $700,000 U.S.

Pursuant to the option agreement the Company is required to pay $50,000 U.S. annually to the optionee until the property commences production.

Northwest Territories

Carat and Kelsey

The Carat property, in which the Company has a 30% interest, was subject to an option agreement with Diamondex Resources Ltd. (Diamondex).  Pursuant to the option agreement, Diamondex earned a 70% interest in the property by incurring $2,000,000 of exploration expenditures and issuing 200,000 common shares to the Company.

During the year ended July 31, 2004, pursuant to an Arbitration decision, the Company received $261,572 plus interest of $11,654, as reimbursement of joint venture over-expenditures associated with the Carat Joint Venture.  The Company also received $284,675 as reimbursement for legal and other costs incurred regarding the arbitration.  The awards were credited to the Carat property where the original property and arbitration costs had been capitalized.  The interest has been included in “interest and other” in the statement of operations.

The Company has a 33% interest in the Kelsey property with Diamondex holding the remaining 67%.  Diamondex earned its interest in the property by incurring in excess of $825,000 in exploration costs, issuing 200,000 of its common shares to the company, and making cash payments aggregating $40,000.

The Company has granted Majescor Resources Inc., (Majescor), an option to acquire its approximate 30% and 33% interests, subject to a net profits interest retained by the Company of approximately 8%, in the Carat and Kelsey diamond exploration joint ventures respectively.  In order to purchase the interests Majescor will be required to pay the Company $300,000 in cash and issue 300,000 common shares and 200,000 warrants to the Company over the course of two years.  The warrants will be exercisable at prices ranging from $0.40 per share to $0.55 per share and will expire within two to three years of the warrant issue dates.  To July 31, 2004, the Company has received 100,000 Majescor shares, 50,000 share purchase warrants exercisable at $0.40 per share to March 4, 2007 and $50,000 in cash.

Tyler Resources Inc.

Notes to the Financial Statements

(Expressed in Canadian Dollars)

July 31, 2004

6.

Mineral properties (continued)

Saskatchewan

The Company has a 50.1% interest in the Weedy Lake property.  During fiscal 2002 the Company entered into an option agreement with Golden Band Resources Inc. (Golden Band), whereby Golden Band can earn 50% of the company’s interest, (a 25.5% interest in the property).  In order to earn the interest Golden Band must incur cumulative exploration expenditures of:  $100,000 by December 31, 2002; $200,000 by December 31, 2003; $300,000 by December 31, 2004 and $1,500,000 by December 31, 2005.  Upon completion of the option terms, the Company may convert its remaining 25.05% interest into a 0.5% net smelter returns royalty or continue to participate in the joint venture.  Golden Band has been notified by the Company that it is in default of its earn-in commitments.  The Company believes it can negotiate a sale to Golden Band or arrange different farm-out terms.

7.        Demand notes payable to related parties

	2004	2003

Due to related company, bearing interest at 10% per annum *	$-	$13,580
Due to related company, bearing interest at 12% per annum*	-	11,411
Due to officers’ companies, bearing interest at 12% per annum	-	42,074
	$-	$67,065
*Related by virtue of certain common officers and directors.

During the year ended July 31, 2004 an additional $10,000 was advanced to the Company by an officer’s company.  The notes aggregating $77,065 and accrued interest of $6,067 were fully  repaid during the current year.

8.

Capital stock

a)

Common shares issued:

During December, 2003 the Company completed a private placement of 2,500,000 units at $0.06 per unit.  Each unit was comprised of one common share and one share purchase warrant with the attributes described in note 8(b)(i) below.  During March, 2004 the Company completed a brokered private placement of 13,003,000 units at $0.25 per unit.  Each unit was comprised of one common share and one-half of a share purchase warrant with the attributes described in note 8(b)(i) below.  Officers, directors or their immediate family subscribed to 313,333 units of the December, 2003 private placement and 125,000 units of the March 2004 private placement.  Pursuant to the brokered private placement the Company granted Agents’ Options whereby the Agents may acquire 1,040,240 Units at $0.25 per unit until September 16, 2005.   The Agent Units are comprised of 1,040,240 common shares and 520,120 warrants which may be exercised at $0.35 per share to acquire 520,120 common shares to September 16, 2005.  At July 31, 2004 no Agents’ Units have been exercised.

During the year ended July 31, 2003, the Company completed a private placement of 2,000,000 units at $0.05 per unit for proceeds of $100,000.  Officers of the Company subscribed to 300,000 of the total units.  Each unit was comprised on one common share and one-half of a non-transferable share purchase warrant.  Each whole purchase warrant was exercisable at $0.10 per share to December 2, 2004.  All warrants were exercised during the year ended July 31, 2004.

Tyler Resources Inc.

Notes to the Financial Statements

(Expressed in Canadian Dollars)

July 31, 2004

8.

Capital stock (continued)

b)

Stock options and warrants:

i)

Warrants

The following summarizes warrants outstanding at the respective year-ends:

	Number of Shares
Expiry Date	2004	2003	Exercise Price
December 2, 2004	-	1,000,000	$0.10
Decmeber 23, 2004	2,480,000	-	$0.10
September 16, 2005	6,501,500	-	$0.35
	8,981,500	1,000,000

Warrants to purchase 2,500,000 common shares at $0.10 per share, expiring December 23, 2004 were issued pursuant to the private placement on December 23, 2003 and 2,480,000 are outstanding at July 31, 2004.  Officers, directors, or their immediate family own 313,333 of these warrants.  Further, warrants to purchase 6,501,500 common shares at $0.35 per share to September 16, 2005 were issued pursuant to the March, 2004 private placement.  Officers and directors of the Company hold 62,500 of these warrants.

ii)

Employee and Consultant Options Outstanding

	Number of Shares
Expiry Date	2004	2003	Price
January 23, 2006	1,057,500	1,285,000	$0.10
January 29, 2007	75,000	75,000	$0.12
July 22, 2007	1,500,000	-	$0.35
December 15, 2008	2,190,000	-	$0.10
January 29, 2009	1,500,000	-	$0.20
	6,322,500	1,360,000

The Company has an option plan, (the Plan), under which up to 10% of the issued and outstanding common shares are reserved for issuance.  Under the Plan, the options that have been granted expire at the earlier of five years from the grant date or such date as the Directors determine, and not more than 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant.  The exercise price of the options granted under the Plan will not be less than that from time to time permitted under the rules of any stock exchange or exchanges on which the shares are then listed, which price reflects trading values at the time.   Options issued and outstanding at the respective year-ends vested immediately.  Refer also to note 8(a) regarding Agents’ Options.

iii)

Option Transactions

	Number	Weighted-Average
	of Options	Exercise Price
As at July 31, 2001	1,850,000	$0.10
Granted	325,000	$0.11
Exercised	(50,000)	$0.10
Cancelled	(225,000)	$0.10
As at July 31, 2002	1,900,000	$0.10
Expired	(540,000)	$0.10
As at July 31, 2003	1,360,000	$0.10
Granted	5,240,000	$0.20
Exercised	(277,500)	$0.10
As at July 31, 2004	6,322,500	$0.18

Tyler Resources Inc.

Notes to the Financial Statements

(Expressed in Canadian Dollars)

July 31, 2004

9.

Contributed Surplus

Balance July 31, 2003	$-
Stock Option Benefit (note 11)	596,000
Options exercised during the period	(2,950)
Balance July 31, 2004	$593,050

10.

Segmented disclosures

a)

Mineral properties by significant geographic segment are as follows:

	2004	2003

Canada	$2,734,387	$3,590,694
Mexico	2,949,596	1,311,425
	$5,683,983	$4,902,119

With the exception of write-offs and abandonments of Mexican properties in 2004 of $Nil (2003 - $7,824, 2002 - Nil), all gross revenues and the net losses are attributed to Canadian operations.  With the exception of mineral properties noted above, net identifiable assets at the respective year-ends were associated with Canadian operations.

11.

Stock-based compensation

The Company follows the “fair value” method of accounting for stock-based compensation arrangements, whereby the fair value of the stock options at the date of grant is recorded as compensation cost and a credit to contributed surplus.  The fair value is determined using an option–pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option.

Stock options granted during the year ended July 31, 2004 were valued at $596,000 in accordance with the Black-Scholes Option Pricing Model using the following assumptions:

Number of Options	2,240,000	1,500,000	1,500,000
Grant date	Dec. 16, 2003	Jan. 30, 2004	July 21, 2004
Exercise price	$0.10	$0.20	$0.35
Expected stock price volatility	130.47%	130.79%	101.50%
Risk-free interest rate	3.93%	3.65%	4.00%
Expected option life	5 years	5 years	3 years
Expected divdend yield	-	-	-

Tyler Resources Inc.

Notes to the Financial Statements

(Expressed in Canadian Dollars)

July 31, 2004

12.

Income taxes

a)

Following is a reconciliation of income taxes calculated at statutory rates to the actual income taxes recorded in the accounts:

	2004	2003	2002
Computed expected tax recovery at a combined Provincial and Federal rate of 34% (2003 – 38%, 2002 – 40%)	$ 389,000	$ 51,000	$ 879,000
Effect on income taxes resulting from:
Non-deductibel expenses	(204,000)	-	-
Deductible capital items	24,000	-	-
Non-recognition of losses and future tax benefits for financial statement purposes	(209,000)	(51,000)	(263,000)
Future income tax recovery	$ -	$ -	$ 616,000

The net future income tax asset is comprised of:
Tax value of resource properties in excess of book value	$ 94,000	$ 2,000	$ (1,000)
Non-capital losses carried forward for income tax purpuses	302,000	230,000	238,000
Investments with tax values exceeding book values	13,000	25,000	38,000
Share issue costs deductible for tax purposes	92,000	5,000	8,000
	501,000	262,000	283,000
Less valuation allowance	(501,000)	(262,000)	(283,000)
Future income tax asset	$ -	$ -	$ -

b)

The Company has incurred non-capital losses for income tax purposes of approximately $887,000 expiring at the following dates:

2005

$

90,000

2006

$

33,000

2007

$

100,000

2009

$            180,000

2010

$

135,000

2011

$

349,000

c)

At July 31, 2004, the Company has the following approximate amounts available which may be deducted, at the rates indicated, in determining taxable income of future years.

	Amount	Rate
Canadian exploration expense	$1,704,000	100%
Canadian development expense	$906,000	30%
Foreign exploration and
development expense	$3,340,000	10%
Cumulative eligible capital	$150,000	7%
Undepreciated capital cost	$62,000	10%-30%

13.

Related party transactions and commitments

Companies, related by virtue of certain common officers and directors, and corporations in which certain of the Company’s officers or directors are shareholders, have provided services for consideration summarized below:

Tyler Resources Inc.

Notes to the Financial Statements

(Expressed in Canadian Dollars)

July 31, 2004

13.

Related party transactions and commitments (continued)

	2004	2003	2002
Geological and exploration	$ 117,000	$ 56,000	$ 56,000
Direct administrative	137,000	40,000	59,000
Office lease and operating	22,000	22,000	31,000
	$276,000	$118,000	$146,000

The amounts due to related parties at July 31, 2004 and July 31, 2003 relate to the above amounts that were unpaid at year-end.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Included in revenue are overhead recoveries of $9,000 (2003 - $6,000, 2002 - $16,000) charged to companies related by virtue of certain common officers and directors.

Pursuant to a sublease agreement, with a company related by virtue of certain common officers and directors, the Company is committed to make base rent payments aggregating $19,440 per year for fiscal years 2005 and 2006 and $8,160 in 2007.  In addition, the Company is committed to pay its share of annual associated operating costs, which aggregated $9,600 for the year ended July 31, 2004.

See also notes 3, 6, 7 and 8.

14.

Generally Accepted Accounting Principles in Canada and United States

The Company follows Canadian generally accepted accounting principles ("GAAP") which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commissions, as described below:

a)

Mineral Properties

Under Canadian GAAP the costs relating to the acquisition and exploration of mineral properties are capitalized on an area of interest basis and charged against income through unit-of-production depletion, when properties are developed to the stage of commercial production.  Costs related to abandoned properties, and costs related to properties which the Company has assessed, based on the price of metals/minerals and general economic and market conditions, as not viable, are charged to other expenses in the year in which such determination is made.

Under US GAAP the costs relating to the exploration of mineral properties as defined above, which have not led to the identification of a commercially feasible property, are expensed in the year incurred and are charged to income (loss) from operations.  As a result, all costs associated with the exploration properties described in Note 6 have been written off for US GAAP purposes.

b)

Marketable Securities and Long-term Investments

Portfolio investments in shares of public companies have been recorded at the lesser of cost and fair market value.  Long-term portfolio investments in shares of public companies have been recorded at cost less impairment in value considered to be other than temporary. Under US GAAP, the Company is required to record these available-for-sale investments at fair value and record the unrealized gains or losses as a component of other comprehensive income under Shareholder’s Equity.

c)

Stock Option Benefit

Prior to August 1, 2002 the Company did not recognize compensation expense when stock options were granted.  Under US GAAP the Company would have been required to comply with SFAS 123, “Accounting for Stock Based Compensation” for stock options granted in its fiscal 2001 and 2002 years.  The following reconciliations account for all options granted in those years by recording their fair value on the grant date as compensation expense using the same methodology described in note 2 (j).

Tyler Resources Inc.

Notes to the Financial Statements

(Expressed in Canadian Dollars)

July 31, 2004

14.

Generally Accepted Accounting Principles in Canada and United States (continued)

The effect of the above differences on the Company's financial statements is set out below:
Balance Sheets:	2004	2003
Total Assets:
As reported - Canadian GAAP	$8,139,341	$4,960,470
Adjustments to marketable securities(below)	-	6,000
Adjustments to long-term investments(below)	(12,500)	-
Adjustments to mineral properties (below)	(5,683,983)	(4,902,119)
US GAAP	$2,442,858	$64,351

Marketable securities:
As reported - Canadian GAAP	$2,410	$29,000
Unrealized valuation gain
"available-for-sale" investments (note 14b)	-	6,000
US GAAP	$2,410	$35,000

Long-term investments
As reported - Canadian GAAP	$33,500	$-
Unrealized valuation loss "available-for-sale"
investments (note 14b)	(12,500)	-
US GAAP	$21,000	$-

Mineral properties:
As reported - Canadian GAAP	$5,683,983	$4,902,119
To be written-off as incurred for US
GAAP purposes (note 14a)	(5,683,983)	(4,902,119)
US GAAP	$-	$-

Shareholders' Equity:
As reported - Canadian GAAP	$8,090,843	$4,641,567
Adjustments to capital stock (below)	(13,000)	(13,000)
Adjustments to contributed surplus (below)	145,000	145,000
Adjustments to deficit (below)	(5,800,700)	(4,985,219)
Adjustments to accumulated other
comprehensive loss (below)	(27,783)	(42,900)
US GAAP equity (deficiency)	$2,394,360	$(254,552)

Capital Stock:
As reported - Canadian GAAP	$13,051,242	$9,050,246
Adjustment to tax effect of share issue
costs	(13,000)	(13,000)
US GAAP	$13,038,242	$9,037,246

Tyler Resources Inc.

Notes to the Financial Statements

(Expressed in Canadian Dollars)

July 31, 2004

14. Generally Accepted Accounting Principles in Canada and United States

(continued)

	2004	2003
Contributed Surplus:
As reported - Canadian GAAP	$593,050	$-
Stock option compensation regarding
2001 and 2002 options granted (Note 14c)	145,000	145,000
US GAAP	$738,050	$145,000

Deficit:	2004	2003
As reported - Canadian GAAP	$(5,553,449)	$(4,408,679)
Previous period adjustments	(4,985,219)	(4,655,067)
Current loss adjustments (see below)	(815,481)	(330,152)
Deficit, US GAAP	(11,354,149)	(9,393,898)
Accumulated other comprehensive
loss	(27,783)	(42,900)
Deficit and accumulated other comprehensive
loss - US GAAP	$(11,38,932)	$(9,436,798)

Statements of Operations:	2004	2003	2002
Net Loss:
As reported - Canadian GAAP	$(1,144,770)	$(133,904)	$(1,582,112)
Exploration property expenditures - expensed
in year incurred (note 14a)	(1,673,569)	(330,618)	(818,565)
Abandonments re property costs previously
written-off for US GAAP purposes	261,959	45,818	2,088,744
Mineral property recoveries regarding
properties written-off for US GAAP purposes	629,747	-	-
Restate future income taxes based on
revised US GAAP mineral property values	-	-	(616,000)
Stock option compensation	-	-	(32,000)
Adjust write-offs and loss on sale of
investments previously written-off for
Canadian GAAP purposes	(33,618)	(45,352)	(39,277)
Current income (loss) adjustments	(815,481)	(330,152)	582,902
Net Loss – US GAAP	$(1,960,251)	$(464,056)	$(999,210)

Tyler Resources Inc.

Notes to the Financial Statements

(Expressed in Canadian Dollars)

July 31, 2004

14.

Generally Accepted Accounting Principles in Canada and United States (continued)

Statements of Comprehensive
Income (Loss) :	2004	2003	2002
Net Loss - US GAAP	$(1,960,251)	$(464,056)	$(999,210)
Unrealized valuation gain (loss)
"available-for-sale" investments (note 14b)	(15,513)	6,000	12,922
Realized portion of loss (gain) regarding
investments sold during the year	30,630	32,430	68,934
Comprehensive Loss - US GAAP	$(1,945,134)	$(425,626)	$(917,354)

Canadian GAAP basic and diluted loss
per share	$(0.02)	$0.00	$(0.05)
US GAAP basic and diluted loss
per share	$(0.04)	$(0.01)	$(0.03)

New Accounting Prouncements

ACCOUNTING FOR VARIABLE INTEREST ENTITIES

In January 2003, the FASB issued FASB Interpretation No. 46 (“Fin 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity, if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003.  For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003.  However, in December 2003, the FASB published a revision to FIN 46 to clarify some of the provisions of FIN 46, and to exempt certain entities from its requirements.  Under the new guidance, there are new effective dates for companies that have interests in structures that are commonly referred to as special-purpose entities.  The rules are effective in financial statements for periods ending afte March 15, 2004.  The adoption did not have any impact on the Company’s financial statements.

ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS

In May 2003, the FASB issued Statement of Accounting Standards No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” which changes the accounting for mandatorily redeemable shares, put options, forward purchase contracts and obligations that can be settled with shares effective for financial instruments entered into or modified after May 31, 2003.  As the Company does not have any of these types of instruments outstanding, the adoption of this statement did not have any impact upon the Company’s consolidated financial statements.